                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-14950
(Check One):  [X] Form 10-K   [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
              [_] Form N-SAR
       For Period Ended:   December 31, 2002
                         -------------------------------------------------------
[_] Transition Report on Form 10-K          [_] Transition Report on Form 10-Q
[_] Transition Report on From 20-F          [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
       For the Transition Period Ended:_________________________________________
       Read Instruction (on back page) Before Preparing Form. Please Print or Type.
       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Argonaut Group, Inc.
                         -------------------------------------------------------
Former Name if Applicable: _____________________________________________________
Address of Principal Executive Office (Street and Number):
                                                10101 Reunion Place, Suite 500
                                               ---------------------------------
City, State and Zip Code:   San Antonio, Texas 78216
                          ------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due
[X] date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     [State reason.] Management's attention was diverted to the sale of real estate assets and closing a financing transaction. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. Management expects that the Form 10-K will be filed as soon as practicable and within the 15 day extension period.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

    Mark Haushill                 (210)                       321-8400
--------------------------------------------------------------------------------
       (Name)                  (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (see attached press release)

                              Argonaut Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 1, 2003           By   /s/ Mark Haushill
      -----------------------      ---------------------------------------------
                                     Mark Haushill, Chief Financial Officer

          Instructions: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                            [LOGO] ARGONAUT GROUP INC


                                  NEWS RELEASE

Contact: Tad Druart
         Director of Corporate Communications
         (210) 321-8558


       ARGONAUT GROUP ANNOUNCES 2002 FOURTH QUARTER AND FULL YEAR RESULTS

SAN ANTONIO (March 11 2003) - Argonaut Group, Inc. (Nasdaq: AGII) today announced financial results for the three months and year ended December 31, 2002.

Items of note for the fourth quarter and full year include:

   . The Company's Excess & Surplus (E&S) segment reported an 88 percent increase in net earned premium and 105 percent increase in underwriting income for the fourth quarter of 2002 compared to the same period in 2001. For the quarter, the segment represented 55 percent of Argonaut Group's total net written premium. The GAAP combined ratios for the segment were
      93.1 percent and 94.7 percent for the quarter and the year, respectively. . Three of Argonaut Group's four business units reported combined ratios under 100 percent for the quarter. The GAAP combined ratio for core operations exclusive of Run-Off lines improved during the year to 108.7 percent compared to 130.4 percent for 2001.
   . The Company strengthened asbestos reserves by $52.8 million in the fourth quarter.
   . The Company established a partial valuation allowance of $71.9 million against its deferred tax asset.

FINANCIAL RESULTS

During the fourth quarter of 2002, Argonaut reported a net loss of $105.3 million or $4.88 per diluted common share on 21.6 million shares, compared to a net loss of $0.6 million or $0.03 per diluted share, for the same three-month period in 2001. The 2002 net loss was due to a $52.8 million strengthening of the asbestos reserves for run-off lines in Argonaut Insurance Company described more fully in the Company's Form 8-K filed March, 2003, with the Securities and Exchange Commission, and the establishment of a partial valuation allowance of $71.9 million against Argonaut Group's deferred tax asset. The Company recorded the valuation allowance for deferred taxes based on Statement of Financial Accounting Standards No. 109, which establishes criteria for analyzing the recoverability of deferred taxes. However, the Company believes the deferred tax asset will be realized through future net income. For the fourth quarter, the Company reported a net operating loss after tax of $112.7 million, compared to an operating loss of $3.0 million for the fourth quarter of 2001. The operating loss excludes gains on sales of investments, which totaled $7.4 million after tax during the fourth quarter of 2002 and $2.4 million after-tax during the same period of 2001. Total revenue, which includes earned premiums, investment income and net gains on sales of investments, was $137.8 million during the fourth quarter of 2002, compared to $119.1 million for the same period in 2001.

                                     -more-

ARGONAUT GROUP, INC.
2002 Fourth Quarter and Year End Financial Results
Page 2

For the year ended Dec. 31, 2002, the Company reported a net loss of $87.0 million or $4.04 per diluted common share, compared to net income of $2.9 million or $0.13 per diluted share, during the same period in 2001. During 2002, total revenue was $457.9 million, versus revenue of $292.6 million during 2001.

In the first half of 2003, Argonaut Insurance Company will reorganize its operations to concentrate on casualty and risk management solutions for upper-middle market accounts, which have been the historical core of its business. With the elimination of non-strategic businesses, Argonaut Insurance Company will reduce its workforce by 15 percent over the next two quarters and will incur a reorganization charge of approximately $3 million in the first quarter of 2003. The reorganization will also have the effect of reducing operating expenses in the latter half of 2003 and in future years. In its refocused configuration, Argonaut Insurance Company is expected to produce less than 20 percent of the Group's gross written premium on a prospective basis.

"The solid underlying performance of our core business was adversely affected by the strengthening of our asbestos reserves and deferred tax asset allowance," stated Mark E. Watson III, President and CEO of Argonaut Group, Inc. "Our E&S and Specialty Commercial lines continue to perform well. The Public Entity unit is emerging from a start-up mode, and the focus of Argonaut Insurance Company on its insurance and risk management services should help return that unit to profitability."

Argonaut Group's Board of Directors has suspended payment of the Company's quarterly dividend beginning with the fourth quarter of 2002 to support the capital needs of profitable and growing business segments. In each of the first three quarters of 2002, the Company paid a $0.15 per share (approximately $3.3 million) quarterly dividend.

For more information on the asbestos reserve study, related strengthening of reserves and a discussion on Argonaut Insurance Company's Risk Based Capital, refer to the full text of the Company's Report on Form 8-K which is available on the Company Web site at www.argonautgroup.com.

                                     -more-

ARGONAUT GROUP, INC.
2002 Fourth Quarter and Year End Financial Results
Page 3

                                 SEGMENT RESULTS

Excess & Surplus Lines (E&S) - Colony Insurance Group, which was acquired by Argonaut Group during the third quarter of 2001, specializes in underwriting Excess and Surplus Lines of insurance. For the fourth quarter, net earned premiums for E&S lines were $52.8 million, generating underwriting income of $3.6 million and a combined ratio of 93.1 percent. This is compared to net earned premiums of $28.1 million and underwriting income of $1.8 million for the same period in 2001. For the year ended Dec. 31, 2002 Colony reported net earned premiums of $152.3 million generating underwriting income of $8.1 million. For 2002, the combined ratio was 94.7 percent compared to 94.0 percent in 2001. The combined ratio includes expenses associated with the acquisition of renewal rights and certain other assets of a SCOR subsidiary, Fulcrum Insurance Company.

Specialty Commercial Lines - Rockwood Casualty Insurance Company and Argonaut Great Central Insurance Company comprise Argonaut Group's Specialty Commercial Lines. During the fourth quarter, these companies contributed net earned premiums of $27.6 million and underwriting income of $0.3 million, compared to net earned premiums of $24.9 million and underwriting income of $2.8 million during the same period in 2001. For the fourth quarter, Argonaut's Specialty Commercial Lines reported a 99.0 percent combined ratio. For the year ended Dec. 31, 2002 these companies reported net earned premiums of $105.4 million and underwriting income of $0.3 million, compared to net earned premiums of $54.5 million and a loss of $1.7 million for the same period a year ago. For 2002, the combined ratio was 99.7 percent, down from 103 percent in 2001.

Specialty Workers' Compensation (Risk Management) - Net earned premiums were $28.3 million for the three months ended Dec. 31, 2002, resulting in a net underwriting loss of $15.0 million, compared to net earned premiums of $46.9 million and a net underwriting loss of $15.3 million for the same period in 2001. For the fourth quarter, the combined ratio in this segment was 153.0 percent, versus 132.6 percent a year earlier. For the year ended Dec. 31, 2002, Argonaut Insurance reported net earned premiums of $109.2 million and an underwriting loss of $37.4 million compared to net earned premiums of $126.5 million and a loss of $57.1 million for the same period a year ago. For 2002, the combined ratio was 134.2 percent, down from 145.1 percent in 2001.

The Company reports that the business written by the Specialty Workers' Compensation unit during the past two years is improving and reflects the Company's focus on underwriting discipline and risk management services. The unit was negatively impacted in the fourth quarter and year by adverse development in one large construction account written in 2000. Argonaut Insurance Company will withdraw from certain product lines within Specialty Workers' Compensation in a strategic effort to focus on those lines of business and market sectors that the Company believes offer the greatest potential for profitable growth. To more accurately reflect the business going forward the Company will begin referring to the "Specialty Workers' Compensation" business segment as "Risk Management" during the first quarter of 2003.

Public Entity - Trident Insurance Services underwrites Argonaut Group's Public Entity segment. Trident's net earned premiums for the fourth quarter were $4.8 million, versus $1.6 million for the same quarter in 2001. For the fourth quarter of 2002, Trident generated underwriting income of $0.2 million versus an underwriting loss of $0.1 million for the same period a year earlier. Trident's combined ratio during the fourth quarter was 96.2 percent, down from 106.2 percent during the same period a year earlier. For the year ended Dec. 31, 2002 Trident reported net earned premiums of $11.5 million and an underwriting loss of $0.3 million compared to net earned premiums of $4.1 million and a loss of $0.1 million for the same period a year ago. For 2002, the combined ratio was
102.3 percent versus 101.0 percent in 2001.

                                     -more-

ARGONAUT GROUP, INC.
2002 Fourth Quarter and Year End Financial Results
Page 4

Run-Off - For the fourth quarter of 2002, the Company's Run-Off Operations incurred a pre-tax operating loss of $60.1 million. For the full year these operations incurred a pre-tax operating loss of $67.9 million. The loss for the year includes $59.8 million in reserve strengthening and a $7.2 million increase in allowance for doubtful accounts related to reinsurance balances recoverable in this segment.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This news release contains "forward-looking statements" which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that actual developments will be those anticipated by the Company. Actual results may differ materially from those projected as a result of significant risks and uncertainties, including non-receipt of the expected payments, changes in interest rates, effect of the performance of financial markets on investment income and fair values of investments, development of claims and the effect on loss reserves, accuracy in projecting loss reserves, the impact of competition and pricing environments, changes in the demand for the Company's products, the effect of general economic conditions, adverse state and federal legislation and regulations, developments relating to existing agreements, heightened competition, changes in pricing environments, and changes in asset valuations. For a more detailed discussion of risks and uncertainties, see the Company's public filings made with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements.

About Argonaut Group, Inc.

Headquartered in San Antonio, Texas, Argonaut Group, Inc. (NASDAQ: AGII) is a national underwriter of specialty insurance products in niche areas of the property & casualty market. Through its operating subsidiaries, Argonaut Group offers high quality customer service in programs tailored to the needs of its customers' business and risk management strategies. Collectively, Colony Insurance, Rockwood Casualty Insurance Company, Argonaut Insurance Company, Argonaut Great Central, and Trident Insurance Services underwrite a full line of products in four primary areas: Excess and Surplus, Specialty Commercial, Specialty Workers' Compensation, and Public Entity. Information on Argonaut Group and its subsidiaries is available at www.argonautgroup.com

                                     -more-
                               (Financials follow)

ARGONAUT GROUP, INC.
2002 Fourth Quarter and Year End Financial Results
Page 5

                              ARGONAUT GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS
                     (in millions, except per share amounts)

                                                            December 31,
                                                      ------------------------
                                                         2002          2001
                                                      ----------    ----------

                        Assets
     Invested Assets                                  $ 1,181.3     $ 1,153.2
     Cash and cash equivalents                             77.4          14.0
     Accrued investment income                             13.0          12.5
     Receivables                                          691.7         444.4
     Goodwill                                             105.7         102.4
     Other assets                                         139.8         136.7
                                                      ---------     ---------
                     Total assets                     $ 2,208.9     $ 1,863.2
                                                      =========     =========
         Liabilities and Shareholders' Equity
     Reserves for losses and loss adjustment expenses $ 1,281.6     $ 1,147.8
     Unearned premiums                                    284.9         163.7
     Other liabilities                                    314.7         104.2
                                                      ---------     ---------
                  Total liabilities                     1,881.2       1,415.7

     Total shareholders' equity                           327.7         447.5
                                                      ---------     ---------
         Total liabilities and shareholders' equity   $ 2,208.9     $ 1,863.2
                                                      =========     =========

     Book value per share                             $   15.17     $   20.75
                                                      =========     =========

ARGONAUT GROUP, INC.
2002 Fourth Quarter and Year End Financial Results
Page 6

                                  All Segments
                              Financial Highlights
                                  (In Millions)

                                                           Three Months Ended               Year Ended
                                                               December 31                  December 31
                                                        -------------------------    -------------------------
                                                            2002         2001           2002          2001
    Gross Written Premiums                              $    172.8    $     99.6     $    622.1    $    271.7
    Net Written Premiums                                     135.1          77.9          484.0         219.6

    Earned Premiums                                          113.5         101.5          378.4         221.9
    Net Investment Income                                     12.9          14.0           52.9          53.6
    Gains on Sales of Investments                             11.4           3.6           26.6          17.1
                                                        ----------    ----------     ----------    ----------
      Total Revenue                                          137.8         119.1          457.9         292.6

    Losses and Loss Adjustment Expenses                      139.5          81.8          334.6         189.7
    Underwriting, Acquisition and Insurance
      Expenses                                                45.6          38.2          144.4          99.6
                                                        ----------    ----------     ----------    ----------
      Total Expenses                                         185.1         120.0          479.0         289.3

    Income (Loss) Before Tax                                 (47.3)         (0.9)         (21.1)          3.3
    Income Tax Provision (Benefit)                            58.0          (0.3)          65.9           0.4
                                                        ----------    ----------     ----------    ----------
       Net Income                                       $   (105.3)   $     (0.6)    $    (87.0)   $      2.9
                                                        ==========    ==========     ==========    ==========

    Net Income (Loss):
      From Operations                                       (112.7)         (3.0)        (104.3)         (8.2)
      From Sale of Investments                                 7.4           2.4           17.3          11.1
                                                        ----------    ----------     ----------    ----------
    Total Net Income (Loss):                            $   (105.3)   $     (0.6)    $    (87.0)   $      2.9
                                                        ==========    ==========     ==========    ==========

    Net Income (Loss) per Common Share (Diluted):
         From Operations                                $    (5.22)   $    (0.14)    $    (4.84)   $    (0.38)
                                                        ----------    ----------     ----------    ----------
         From Sale of Investments                       $     0.34    $     0.11     $     0.80    $     0.51
                                                        ----------    ----------     ----------    ----------
           Total                                        $    (4.88)   $    (0.03)    $    (4.04)   $     0.13
                                                        ==========    ==========     ==========    ==========

    Net Income (Loss) per Common Share (Basic):         $    (4.88)   $    (0.03)    $    (4.04)   $     0.13
                                                        ==========    ==========     ==========    ==========

    Weighted Average Common Shares (000's):
       Basic                                              21,584.2      21,557.3       21,570.7      21,610.9
                                                        ==========    ==========     ==========    ==========
       Diluted                                            21,584.2      21,557.3       21,570.7      21,620.2
                                                        ==========    ==========     ==========    ==========

ARGONAUT GROUP, INC.
2002 Fourth Quarter and Year End Financial Results
Page 7

                                               Three Months Ended                    Year Ended
                                                  December 31,                      December 31,
                                           ---------------------------      ----------------------------
                                             2002             2001             2002              2001
Excess & Surplus Lines:
-----------------------
   Gross Premiums Written                  $  84.2          $   38.8         $  257.9          $  50.5
   Net Premiums Written                       73.8              30.2            219.3             39.8
   Premiums Earned                            52.8              28.1            152.3             36.8
   Underwriting Income                         3.6               1.8              8.1              2.2

   Loss Ratio                                 64.9 %            59.9 %           63.4 %           60.6 %
   Expense Ratio                              28.2 %            33.9 %           31.3 %           33.4 %
                                           -------          --------         --------          -------
   GAAP Combined Ratio                        93.1 %            93.8 %           94.7 %           94.0 %
                                           =======          ========         ========          =======

Specialty Commercial:
---------------------
   Gross Premiums Written                  $  33.3          $   27.5         $  128.5          $  64.2
   Net Premiums Written                       27.8              23.9            111.0             55.3
   Premiums Earned                            27.6              24.9            105.4             54.5
   Underwriting Income (Loss)                  0.3               2.8              0.3             (1.7)

   Loss Ratio                                 75.2 %            65.3 %           70.9 %           73.8 %
   Expense Ratio                              23.8 %            23.6 %           28.8 %           29.2 %
                                           -------          --------         --------          -------
   GAAP Combined Ratio                        99.0 %            88.9 %           99.7 %          103.0 %
                                           =======          ========         ========          =======

Specialty Workers Compensation:
-------------------------------
   Gross Premiums Written                  $  40.3          $   29.6         $  201.9          $ 144.3
   Net Premiums Written                       23.9              21.9            134.2            118.0
   Premiums Earned                            28.3              46.9            109.2            126.5
   Underwriting Loss                         (15.0)            (15.3)           (37.4)           (57.1)

   Loss Ratio                                 97.3 %           111.4 %           86.5 %          102.2 %
   Expense Ratio                              55.7 %            21.2 %           47.7 %           42.9 %
                                           -------          --------         --------          -------
   GAAP Combined Ratio                       153.0 %           132.6 %          134.2 %          145.1 %
                                           =======          ========         ========          =======

Public Entity
-------------
   Gross Premiums Written                  $  15.0          $    3.7         $   33.8          $  12.7
   Net Premiums Written                        9.6               1.9             19.5              6.5
   Premiums Earned                             4.8               1.6             11.5              4.1
   Underwriting Income (Loss)                  0.2              (0.1)            (0.3)            (0.1)

   Loss Ratio                                 72.7 %            70.5 %           70.3 %           72.8 %
   Expense Ratio                              23.5 %            35.7 %           32.0 %           28.2 %
                                           -------          --------         --------          -------
   GAAP Combined Ratio                        96.2 %           106.2 %          102.3 %          101.0 %
                                           =======          ========         ========          =======

                                      -END-